FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 11, 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 (File No. 333-109904), and the prospectus included therein, of Bookham Technology plc, and shall be deemed a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Bookham Technology plc (the “Company”) reported its results for the quarter ended December 31, 2003 on a Form 6-K furnished to the United States Securities and Exchange Commission (the “SEC”) on February 10, 2004.  The Company is furnishing on this Form 6-K the results previously reported for this period, but excluding, among other things, items that constitute non-GAAP financial measures under Regulation G promulgated by the SEC.

Operating review – A review of 2003

2003 was a significant year for Bookham Technology plc as it worked towards its three point strategy: continuing to implement the most competitive cost structure; continuing to gain market share in telecommunications, even in a flat telecom market; and investing to develop financially attractive product opportunities outside of telecom.

Acquisitions

Bookham has been a key player in the consolidation of the telecoms optical components market, driven by customers’ demands for fewer larger component and subsystem suppliers that can deliver cost competitive pricing through economies of scale.  This active consolidation commenced in 2002 with Bookham’s acquisitions of Marconi’s and Nortel Networks’ optical components businesses (respectively “MOC” and “NNOC”).  In the third quarter of 2003, the company completed its successful integration of NNOC.

In addition, during 2003, the company announced two completed acquisitions and one proposed acquisition, all of which the company believes will serve to consolidate its position as the number two component supplier to the telecom equipment market worldwide.

In July 2003, the company completed the acquisition of substantially all of the assets and certain liabilities of Cierra Photonics Inc. (“Cierra”), which designs and manufactures thin film filters and other components for the fiber optics telecommunications industry.

In early October 2003, the company acquired Ignis Optics Inc. (“Ignis”), a provider of optical modules for communications networks, based in San Jose, California.  Ignis designs and manufactures small form-factor pluggable (SFP and XFP) single-mode optical transceivers for current and next-generation optical datacom and telecom networks.

In addition, on September 22, 2003, the company announced that it had signed an agreement under which it would acquire New Focus, Inc. (“New Focus”).  New Focus is a leading provider of photonics and microwave solutions to non-telecom diversified markets, including the semiconductor, defence research, industrial, biotech/medical and telecom test and measurement industries.  New Focus’s product solutions include tunable lasers, microwave radio-frequency amplifiers, opto-electronics, photonics subsystems and photonic tools.  New Focus’s operations are located in San Jose, California, where the company employs approximately 200 people.  New Focus also has a wholly-owned, large manufacturing facility in Shenzhen, China.

The two companies’ shareholder meetings to vote on the proposed acquisition have been scheduled for Friday March 5, 2004.  Assuming the transaction receives the approval of the shareholders of both companies, and the satisfaction of other closing conditions, Bookham expects to close the transaction a few days after the shareholder vote.

Restructuring

As part of the company’s strategy, to implement the most competitive cost structure whilst improving its financials, Bookham announced a number of significant cost reduction plans.

In September 2003, the company announced the completion of a major cost reduction initiative: the consolidation of its two main wafer fab facilities. The consolidation of the Ottawa wafer fab facility into the company’s Caswell, UK, facility was a large element of the company’s cost reduction plans, which resulted in significant overhead benefits in the fourth quarter 2003.

Throughout the year, the company reallocated and reduced its research and development spending in recognition of the slower market growth, and as part of this reallocation the company decided to discontinue its investment in the ASOC research and development platform and closed its wafer fab facility in Milton, UK.

In addition, during the year the company consolidated its optical amplifier manufacturing, assembly and test operations and chip-on-carrier operations into its Paignton (UK) site and closed its fiber operations in Harlow (UK).

These cost reduction initiatives impacted headcount within manufacturing, research and development and support functions globally and as a result, as of the date of this Form 6-K, the company has approximately 1675 employees worldwide.

Products and customers

The company’s relationships with Nortel Networks and Marconi Communications remained strong, and in addition, the company announced that Huawei accounted for a significant percentage of revenues throughout the year.

Additionally, the company continued to develop applications of its non-telecom opportunities.  It believes it has strong growth prospects in this area, particularly in the industrial, military and aerospace areas, and continues to support its MMICs (monolithic microwave integrated circuits) business.  Assuming current progress continues, the company believe this non-telecom business could represent between 10% and 20% of total revenues in 2004.

Other developments

Dr. Winston Fu and Dr. Peter Bordui, who are currently directors of New Focus, are expected to join the Board of Directors of Bookham on completion of the proposed acquisition of New Focus as non-executive directors. As previously announced, Jack Kilby, a non-executive director of Bookham, will retire from the Board on completion of the proposed acquisition.

Financial commentary

Our results for the fiscal year ended December 31, 2003 reflect the results of several acquisitions which occurred during 2003.  Accordingly, it may not be meaningful to compare these results to the results for the fiscal year ended December 31, 2003 and are not necessarily indicative of results to be expected for any future period.

Fourth quarter ended December 31, 2003

Revenues:  Revenues in the fourth quarter of 2003 were £24.0 million, up 9.2% in US Dollars and 3.9% in Pounds Sterling over third quarter 2003 revenues of £23.1 million, and up 67.8% from £14.3 million in the fourth quarter 2002.  Revenue in the fourth quarter of 2002 included revenues from NNOC from November 8, 2002, the date of the closure of the acquisition.  Revenues at other customers outside of Nortel and Marconi grew 18% between the third and fourth quarter, and represented 33% of fourth quarter revenue.

Net loss for UK GAAP:  The net loss under UK GAAP for the fourth quarter was £7.1 million and the loss per share was £0.03.

Net interest for the fourth quarter was £1.9 million (income) compared with £0.1 million expense in the third quarter 2003.  Net interest includes a translation gain of £2.0 million on the company’s US$ denominated loan notes offset by foreign currency transaction losses and to a lesser extent interest expense.

Net loss for US GAAP: Under US GAAP, the net loss for the period was £5.5 million and the loss per share was £0.03.

Cash and cash equivalents: Cash and cash equivalents as of December 31, 2003 were £39.0 million compared with £47.9 million as at September 28, 2003.

Cash flow: Cash burn for the fourth quarter 2003 was £8.9 million, down 61.1% from the third quarter cash burn of £22.9 million and £31.6 million in the fourth quarter of 2002. In the fourth quarter of 2003, the company substantially completed the restructuring activities begun after the closure of the acquisition of NNOC. This restructuring has resulted in a significant reduction to the company’s cost structure and is the principle factor leading to its reduced cash burn between periods.

Year ended December 31, 2003

Revenues:  Revenues for 2003 were £89.1 million, up 157% compared with £34.6 million for the same period in 2002. This increase was largely a result of Bookham’s acquisition of NNOC which occurred on November 8, 2002.

Nortel Networks and Marconi Communications represented 59% and 12% of sales respectively for the year. Sales to customers, other than Nortel and Marconi, increased by £15.1 million in 2003 over 2002, a 141% increase.

Net loss for UK GAAP: The net loss under UK GAAP for 2003 was £79.4 million and the loss per share was £0.38.  Net interest for 2003 was £4.1 million, down 23.4% from 2002, due to the interest expense on the loan notes and lower average cash balances in 2002, partially offset by favourable translation gains on the US$ denominated loan notes.

Net loss for US GAAP: Under US GAAP, the net loss for the same period was £76.5 million and the loss per share was £0.35.

Cash and cash equivalents: Cash and cash equivalents as of December 31, 2003 were £39.0 million compared with £105.4 million as at December 31, 2002.

Cash flow: Cash burn for the full year 2003 was £66.5 million, down 16.2% for the same period in 2002.

Basis of preparation

The fourth quarter and full year results have been prepared on the basis of the accounting policies set out in Bookham’s 2002 statutory accounts, and Bookham’s Annual Report on Form 20–F for the year ended December 31, 2002, as amended, which is on file with the US Securities and Exchange Commission, consisting only of normal recurring adjustments necessary for a fair presentation of Bookham Technology’s results and financial position as of and for those periods.

On 8 November 2002 the company acquired NNOC, the net assets of which were provisionally valued in the 2002 accounts.

In accordance with FRS 7 and FAS 141 an adjustment has been made in the 2003 accounts for amendments to those provisional values.

As discussed in the company’s third quarter 2003 announcement, in the fourth quarter the company would re-evaluate the allocation of the purchase price among the assets purchased as part of NNOC. This reclassification was principally the result of the company selling more inventory than anticipated in December 2002 when the acquisition was originally recorded.  The provisional fair value assigned to other assets and liabilities has also been finalised.

The resulting difference has been taken as an adjustment to goodwill on acquisition.  Amended and provisional values under UK GAAP of net assets acquired were as follows and the explanations for these changes are given in the note below.

	Provisional fair value 31 Dec 02	Adjustments		Amended fair value 31 Dec 03
	£’000	£’000		£’000
Intangible fixed assets	7,784	—		7,784
Tangible fixed assets	31,958	—		31,958
Stock	26,389	12,800	(i)	39,189
Creditors	(4,493)	(840	)(ii)	(5,333)
	61,638	11,960		73,598
Goodwill arising on acquisition	35,369	(11,960	)(iii)	23,409
Consideration	97,007	—		97,007

Note (i)  The adjustment to the provisional fair value of stock arose as a result of selling more inventory than anticipated when the acquisition was originally recorded.

Note (ii)  the warranty provision recognised on acquisition has been increased by £1,200,000 following a review of the level of expected warranty costs.  In addition, the initial value recognized for historic employee related costs has been reduced by £360,000.

Note (iii)  The goodwill adjustment is a reflection of the amended fair values mentioned above.

The financial information contained in this announcement for the year ended December 31, 2003, does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.  Statutory accounts of the group in respect of the financial year ended December 31, 2002, which have been disclosed to the Registrar of Companies in England and Wales, have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

Bookham Technology plc

Consolidated Profit and Loss Account – UK GAAP

Fourth Quarter ended December 31, 2003

	(1) Before Exceptional Items December 31, 2003	Exceptional Items December 31, 2003	After Exceptional Items December 31, 2003	After Exceptional Items December 31, 2002
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000

Turnover	23,993	—	23,993	14,324
Cost of sales	(22,488)	1,396	(21,092)	(40,237)
Gross profit (loss)	1,505	1,396	2,901	(25,913)
Administrative expenses
Research and development	(7,121)	(158)	(7,279)	(13,723)
Selling, general and other expenses	(7,547)	40	(7,507)	(10,041)
	(14,668)	(118)	(14,786)	(23,764)
Other operating (expense)/income	(19)	—	(19)	2,708
Operating (loss)/profit	(13,182)	1,278	(11,904)	(46,969)
Profit/loss on disposal of fixed assets	—	751	751	—
Interest, net	1,853	—	1,853	800
(Loss)/profit on ordinary activities before taxation	(11,329)	2,029	(9,300)	(46,169)
Tax on loss on ordinary activities	(33)	2,268	2,235	—
Loss for the financial period	(11,362)	4,297	(7,065)	(46,169)

Loss per ordinary share (basic and diluted)	£(0.05)	£0.02	£(0.03)	£(0.26)

Weighted average ordinary shares and ADSs outstanding (‘000)	215,708	215,708	215,708	179,692

(1) Loss for the financial period adjusted for the effects of differences between UK GAAP and US GAAP is set out in the UK/US reconciliation set forth in Note 1.

Bookham Technology plc

Statement of Total Recognised Gains and Losses

Fourth Quarter ended December 31, 2003

	Q4 2003	Q4 2002
	Unaudited	Unaudited
	£’000	£’000

Loss for the quarter	(7,065)	(46,169)
Exchange difference on translation of subsidiaries	243	125

Total losses recognised since last quarter(1)	(6,822)	(46,044)

(1) Total losses recognized in the period adjusted for the effects of the significant differences between UK GAAP and US GAAP is set out in the UK/US GAAP reconciliation set forth in Note 1.

Bookham Technology plc

Consolidated Profit and Loss Account – UK GAAP

Year ended December 31, 2003

	(1) Before Exceptional Items December 31, 2003	Exceptional Items December 31, 2003	After Exceptional Items December 31, 2003	After Exceptional Items December 31, 2002
	Unaudited	Unaudited	Unaudited	Audited
	£’000	£’000	£’000	£’000

Turnover	89,143	—	89,143	34,603
Cost of sales	(96,216)	(12,951)	(109,167)	(74,202)
Loss	(7,073)	(12,951)	(20,024)	(39,599)
Administrative expenses
Research and development	(30,714)	(5,030)	(35,744)	(39,771)
Selling, general and other expenses	(30,539)	(1,180)	(31,719)	(22,380)
	(61,253)	(6,210)	(67,463)	(62,151)
Other operating income/(expense)	22	—	22	(4,951)
Operating loss	(68,304)	(19,161)	(87,465)	(106,701)
Profit on disposal of assets	—	1,766	1,766	—
Interest, net	4,094	—	4,094	5,341
Loss on ordinary activities before taxation	(64,210)	(17,395)	(81,605)	(101,360)
Tax on loss on ordinary activities	(57)	2,268	2,211	—
Loss for the financial period (1)	(64,267)	(15,127)	(79,394)	(101,360)

Loss per ordinary share (basic and diluted)	£(0.31)	£(0.07)	£(0.38)	£(0.67)

Weighted average ordinary shares and ADSs outstanding (‘000)	208,447	208,447	208,447	150,996

(1) Loss for the financial period adjusted for the effects of differences between UK GAAP and US GAAP is set out in the UK/US reconciliation set forth in Note 1.

Bookham Technology plc

Statement of Total Recognised Gains and Losses

Year ended December 31, 2003

	Year to December 31, 2003	Year to December 31, 2002
	Unaudited	Audited
	£’000	£’000

Loss for the full year	(79,394)	(101,360)
Exchange difference on translation of subsidiaries	445	44

Total losses recognised since last annual report (1)	(78,949)	(101,316)

(1) Total losses recognized in the period adjusted for the effects of the significant differences between UK GAAP and US GAAP is set out in the UK/US GAAP reconciliation set forth in Note 1.

Bookham Technology plc

Consolidated Balance Sheet – UK GAAP

	December 31, 2003	December 31, 2002
	Unaudited	Audited (2)
	£’000	£’000

Intangible fixed assets	35,632	42,553
Tangible fixed assets	53,490	51,442
Investments	14	—
	89,136	93,995

Stocks	24,931	23,679
Debtors	20,937	21,405
Cash at bank and in hand	38,955	105,418
	84,823	150,502
Creditors: amounts falling due within one year	(24,836)	(29,302)
Net current assets	59,987	121,200

Total assets less current liabilities	149,123	215,195
Creditors: amounts falling due after more than one year	(28,372)	(31,329)
Provisions for liabilities and charges	(4,571)	(3,428)
Net assets	116,180	180,438

Capital and reserves
Called up capital	723	683
Share premium account	418,148	404,187
Other reserves	11,429	10,740
Profit and loss account	(314,120)	(235,172)
Equity shareholders’ funds (1)	116,180	180,438

(1) Equity shareholders’ funds adjusted for the effects of differences between UK GAAP and US GAAP is set out in the UK/US GAAP reconciliation set forth in Note 1.

(2) Derived from audited financial information.

Bookham Technology plc

Consolidated Cash Flow Statement for the

Fourth Quarter and Year ended December 31, 2003 – UK GAAP

	Quarter ended		Year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	Unaudited	Unaudited	Unaudited	Audited (2)
	£’000	£’000	£’000	£’000

Net cash outflow from operating activities	(11,191)	(18,704)	(58,781)	(61,684)

Returns on investments and servicing of finance	(182)	800	203	5,342

Taxation	(33)	—	(57)	—

Capital expenditure and financial investment	1,593	(2,716)	(8,656)	(10,153)

Acquisitions and disposals	115	(10,946)	40	(12,129)

Financing	724	(26)	788	(772)

(Decrease) in cash (1)	(8,974)	(31,592)	(66,463)	(79,396)

(1) No difference arises between decrease in cash under UK GAAP and decrease in cash for the purposes of US GAAP.

(2) Derived from audited financial information.

1.             Summary of significant differences between accounting principles generally accepted in the UK (UK GAAP) and United States generally accepted accounting principles (US GAAP).

The principal differences between the company’s accounting policies under UK GAAP and those under US GAAP are set out in Note 30 of the Notes to the Financial Statements of Bookham Technology’s Annual Report on Form 20-F for the year ended December 31, 2002, as amended.  The following tables provide a reconciliation of the loss for the financial period and equity shareholders’ funds prepared under UK GAAP to equivalent information prepared under US GAAP.

UK/US GAAP Reconciliation – Profit and Loss Account

	Quarter ended		Year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	Unaudited	Unaudited	Unaudited	Audited
	£’000	£’000	£’000	£’000

Loss for the financial period under UK GAAP	(7,065)	(46,169)	(79,394)	(101,360)
US GAAP Adjustments:
Amortisation of goodwill	17	442	2,688	442
Difference in amortisation of intangible assets	(129)	(362)	(3,443)	(362)
Difference of depreciation of tangible assets	1,603	131	3,564	131
In-process research and development	(90)	(4,613)	(90)	(8,810)
Unrealised gain on hedge arrangements	167	—	167	—
Net loss as adjusted to accord with US GAAP	(5,497)	(50,571)	(76,508)	(109,959)

UK/US GAAP Reconciliation – Balance Sheet

	December 31, 2003	December 31, 2002
	Unaudited	Audited (1)
	£’000	£’000

Equity shareholders’ funds under UK GAAP	116,180	180,438
US GAAP Adjustments:
Goodwill
Cost	(26,360)	(35,352)
Amortisation	3,130	442
Net	(23,230)	(34,910)

Intangible assets
Cost	16,778	19,460
Amortisation	(4,127)	(680)
Net	12,651	18,780

Tangible assets
Cost	(68,209)	(60,598)
Depreciation	54,361	50,626
Net	(13,848)	(9,972)

Other Assets
Unrealised gain on hedge arrangements	167	—

Provision for liabilities and charges
National Insurance on Stock Options	79	79

Shareholders’ equity under US GAAP	91,999	154,415

(1) Derived from audited financial information.

Bookham Technology plc

Consolidated Statement of Operations – US GAAP

Fourth Quarter ended December 31, 2003

	December 31, 2003	December 31, 2002
	Unaudited	Unaudited
	£’000	£’000

Net revenues	23,993	14,324
Cost of net revenues	(21,644)	(21,424)

Gross loss	2,349	(7,100)
Operating expenses
Research and development	(7,466)	(8,887)
Selling, general and administrative	(5,203)	(6,012)
Impairments	368	(26,968)
IPR&D	(90)	(4,613)
Closure costs	2,173	2,636
Total operating expenses	(10,218)	(43,844)
Operating loss	(7,869)	(50,944)
Other income	137	373
Loss before income taxes	(7,732)	(50,571)
Provision for income taxes	2,235	—
Net loss	(5,497)	(50,571)

Net loss per ordinary share and ADS (basic and diluted)	£(0.03)	£(0.28)
Weighted average ordinary shares and ADSs outstanding (‘000)	215,708	179,692

Bookham Technology plc

Consolidated Statement of Operations – US GAAP

Year ended December 31, 2003

	December 31, 2003	December 31, 2002
	Unaudited	Audited
	£’000	£’000

Net revenues	89,143	34,603
Cost of net revenues	(104,249)	(54,686)

Gross loss	(15,106)	(20,083)
Operating expenses
Research and development	(33,327)	(34,548)
Selling, general and administrative	(26,703)	(17,795)
Impairment loss	(2,794)	(28,057)
IPR&D	(90)	(8,810)
Closure costs	(1,902)	(5,127)
Total operating expenses	(64,816)	(94,337)
Operating loss	(79,922)	(114,420)
Other income	1,203	4,461
Loss before income taxes	(78,719)	(109,959)
Provision for income taxes	2,211	—
Net loss	(76,508)	(109,959)

Net loss per ordinary share and ADS (basic and diluted)	£(0.34)	£(0.73)
Weighted average ordinary shares and ADSs outstanding (‘000)	224,708	150,996

Bookham Technology plc

Consolidated Balance Sheet – US GAAP

	December 31, 2003	December 31, 2002
	Unaudited	Audited
	£’000	£’000

Assets
Current Assets:
Cash and cash equivalents	38,955	105,418
Accounts receivable, net	15,601	17,781
Inventories	24,931	23,679
Prepaid expenses and other current assets	3,754	3,624
Total current assets	83,241	150,502

Goodwill and other intangible assets	25,052	26,423
Property and equipment	39,642	41,470
Other assets	1,764	—
	149,699	218,395

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other accrued expenses	24,836	29,302
Total current liabilities	24,836	29,302
Long-term obligations	32,864	34,678
Shareholders’ equity	91,999	154,415
	149,699	218,395

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

Date: February 11, 2004	By:	/s/ Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Officer and President